Exhibit 99.1




For Immediate Release                                               May 20, 2003

                      Aluminum Corporation of China Limited
                  Announces Q1 2003 Key Operational Highlights


(20 May 2003 - BEIJING) The board of directors of Aluminum Corporation of China Limited ( "Chalco"; SEHK: 2600, NYSE: ACH) is pleased to announce key operational highlights of the Company for the first quarter ("Q1") ended March 31, 2003. The key operational results for the quarter are as follows:


---------------------------------- -------------------------------------- ------------------------------
                                                  Q1 2003                     % Change from Q1 2002
---------------------------------- -------------------------------------- ------------------------------
Alumina
---------------------------------- -------------------------------------- ------------------------------
Production amount                  1.39 m tonnes                          +10.1%
---------------------------------- -------------------------------------- ------------------------------
External sales amount              1.04 m tonnes                          +5.1%
---------------------------------- -------------------------------------- ------------------------------
Production to sales ratio          99.2%                                  +2.0%
---------------------------------- -------------------------------------- ------------------------------
Average sales price                RMB2,450/tonne (US$296/tonne)          +24.8%
---------------------------------- -------------------------------------- ------------------------------
Aluminum
---------------------------------- -------------------------------------- ------------------------------
Production amount                  181,300 tonnes                         +0.4%
---------------------------------- -------------------------------------- ------------------------------
Sales amount                       176,000 tonnes                         +11.1%
---------------------------------- -------------------------------------- ------------------------------
Production to sales ratio          98.2%                                  +10.8%
---------------------------------- -------------------------------------- ------------------------------
Average sales price                RMB14,036/tonne (US$0.66/lb)           +6.6%
---------------------------------- -------------------------------------- ------------------------------

Commenting on the Company's progress during the first quarter of 2003, Mr. Jihua Chen, Vice President and CFO said, "Chalco's production levels during the first quarter of 2003 were higher than those in the same quarter last year due to the strong growth in domestic demand of both alumina and aluminum. Alumina production reached an all-time record high for the Company as compared to previous comparable periods in the Company's history, whereas the production of aluminum remained stable. The Company's continued efforts in technological innovations and strengthening management systems resulted in a reduction in the wastage of raw materials and an improvement in technical standards."

Chalco's alumina production output reached 1.39 million tonnes, 10.1% higher than the same quarter in 2002, while aluminum production output reached 181,300 tonnes, 0.4% higher than the same quarter in 2002.

External sales of alumina in the first quarter amounted to 1.04 million tonnes, an increase of 5.1% from the same period last year, while sales of aluminum amounted to 176,000 tonnes, an increase of 11.1% from the same period last year. The production to sales ratio of alumina and aluminum increased 2.0% and 10.8% respectively from the same quarter last year.



The Company achieved an average alumina sales price of RMB2,450 per tonne (US$296 per tonne), an increase of 24.8% from the same period last year, and an average aluminum sales price of RMB14,036 per tonne (US$0.66 per pound), an increase of 6.6% from the same period last year.

During the quarter, the Company continued to focus on enhancing operating efficiency. Based on the market situation, the Company is examining increasing the number of long-term contracts of alumina in order to better predict the Company's sales volumes and lessen the impact of price fluctuations on profitability. In setting alumina prices, Chalco closely monitored and took into consideration import prices of alumina as well as the price accepted by domestic smelters. This practice also enables the Company to obtain real time information about its customer base.

Chalco also continued to focus on the implementation of its strategy for its joint venture projects. The Company has made progress on the alumina project in Guangxi Province, the aluminum production projects in Henan Province and in Yichang City in Hubei Province. and the aluminum-power joint venture company with Shanxi Zhangze Power Co., Ltd. Chalco is currently conducting feasibility studies and preparing for the future development of these projects.

In terms of outlook for the remainder of 2003, Chalco expects the global shortage of alumina to continue as growth in global alumina production lags behind the growth in demand. In the domestic market, the growth in alumina demand will be higher than the growth in production, and will likely result in a higher supply-demand shortfall this year. Chalco's domestic price of alumina increased to RMB2,800 per tonne (US$338 per tonne) effective April 25, 2003.

Chalco expects that the global oversupply of aluminum will continue during 2003. The continuous expansion in global aluminum production capacity, coupled with weak demand, will likely impact global aluminum prices. China will continue to be the fastest growing aluminum market in the world, with demand for aluminum likely to maintain its momentum during the year.

The Company has been closely monitoring the SARS situation. The outbreak has thus far had no material impact on the Company's operations and business and there have not been any SARS cases among its employees.



The Chinese government has issued an order to local governments on April 26, 2003 to halt approvals for the expansion of aluminum production capacity. In addition, foreign investments in aluminium capacity expansion projects will be subject to relevant regulations and stricter screening procedures. The purpose of this order is to reinforce the governance of the domestic aluminum industry, to prevent over-expansion of aluminum capacity and to enhance the progressive development of the aluminum industry.

                                  - The End -



Forward-looking statements:
Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company's views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this release.

Background information:
Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in China, with its production volume of alumina in 2002 ranking second in the world. The scope of the business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People's Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares ("ADSs") and H shares in New York and Hong Kong, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively.

For further queries, please visit www.chalco.com.cn

For further information, please contact:

Ding Hai Yan
Secretary to the Board of Directors
Aluminum Corporation of China Limited
12B Fuxing Road, Beijing 100814, China
Tel: (+8610) 6396 7331
Fax: (+8610) 6396 3874
dmj@chalco.com.cn